SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc Annual General Meeting – 2013

Results of Annual General Meeting held on 16 May 2013

Prudential plc (the “Company”) announces that at its Annual General Meeting (“AGM”) held earlier today, Resolutions 1 to 25, as ordinary resolutions, and Resolutions 26 to 28, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Directors’ Report and the Financial Statements	1,935,346,159	99.99	145,378	0.01	1,935,491,537	75.63%	2,354,784
2	To approve the Directors’ Remuneration Report	1,680,696,983	88.40	220,534,791	11.60	1,901,231,774	74.29%	36,594,496
3	To declare a final dividend of 20.79 pence per ordinary share of the Company	1,936,415,780	100.00	50,917	0.00	1,936,466,697	75.67%	1,380,301
4	To elect Mr Philip Remnant as a director	1,887,125,696	99.36	12,087,699	0.64	1,899,213,395	74.21%	38,637,586
5	To re-elect Sir Howard Davies as a director	1,903,426,753	99.48	9,943,647	0.52	1,913,370,400	74.76%	24,485,446
6	To re-elect Mr Robert Devey as a director	1,916,406,981	98.97	19,901,548	1.03	1,936,308,529	75.66%	1,538,432
7	To re-elect Mr John Foley as a director	1,921,065,854	99.21	15,272,329	0.79	1,936,338,183	75.66%	1,506,345
8	To re-elect Mr Michael Garrett as a director	1,880,919,492	99.04	18,189,498	0.96	1,899,108,990	74.21%	38,724,576
9	To re-elect Ms Ann Godbehere as a director	1,894,735,684	99.16	16,060,809	0.84	1,910,796,493	74.66%	27,061,046
10	To re-elect Mr Alexander Johnston as a director	1,917,742,512	99.59	7,880,656	0.41	1,925,623,168	75.24%	12,223,072
11	To re-elect Mr Paul Manduca as a director	1,871,057,861	99.11	16,733,175	0.89	1,887,791,036	73.76%	50,053,643

12	To re-elect Mr Michael McLintock as a director	1,895,366,347	99.06	18,032,367	0.94	1,913,398,714	74.76%	24,455,880
13	To re-elect Mr Kaikhushru Nargolwala as a director	1,888,916,360	99.46	10,242,003	0.54	1,899,158,363	74.21%	38,633,038
14	To re-elect Mr Nicolaos Nicandrou as a director	1,920,952,841	99.21	15,353,685	0.79	1,936,306,526	75.66%	1,528,420
15	To re-elect Mr Barry Stowe as a director	1,896,686,718	99.13	16,679,719	0.87	1,913,366,437	74.76%	24,482,241
16	To re-elect Mr Tidjane Thiam as a director	1,899,887,304	98.12	36,466,060	1.88	1,936,353,364	75.66%	1,496,517
17	To re-elect Lord Turnbull as a director	1,856,567,011	97.76	42,584,425	2.24	1,899,151,436	74.21%	38,696,835
18	To re-elect Mr Michael Wells as a director	1,896,764,530	99.13	16,589,025	0.87	1,913,353,555	74.76%	24,478,974
19	To re-appoint KPMG Audit Plc as auditor	1,902,963,352	99.49	9,763,957	0.51	1,912,727,309	74.74%	25,050,715
20	To authorise the directors to determine the amount of the auditor’s remuneration	1,929,244,231	99.65	6,758,035	0.35	1,936,002,266	75.65%	1,833,695
21	Renewal of authority to make political donations	1,920,579,852	99.32	13,204,494	0.68	1,933,784,346	75.56%	4,067,147
22	Renewal of authority to allot ordinary shares	1,542,480,909	79.93	387,291,654	20.07	1,929,772,563	75.40%	6,247,142
23	Extension of authority to allot ordinary shares to include repurchased shares	1,832,355,902	94.65	103,630,815	5.35	1,935,986,717	75.65%	1,847,809
24	Adoption of the rules of the Prudential 2013 Savings-Related Share Option Scheme	1,870,467,975	96.63	65,332,272	3.37	1,935,800,247	75.64%	2,036,940
25	Adoption of the Prudential Long Term Incentive Plan	1,649,705,967	87.11	244,056,797	12.89	1,893,762,764	74.00%	44,065,902
26	Renewal of authority for disapplication of pre-emption rights	1,926,079,948	99.69	5,948,030	0.31	1,932,027,978	75.49%	5,807,155
27	Renewal of authority for purchase of own shares	1,929,362,042	99.64	6,955,431	0.36	1,936,317,473	75.66%	1,521,358
28	Renewal of authority in respect of notice for general meetings	1,755,686,157	90.68	180,471,667	9.32	1,936,157,824	75.65%	1,621,166

Issued capital

As at the date of the AGM, the number of issued shares of the Company was 2,559,242,628 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, with the exception of Resolution 22 where the Chairman, executive directors and their associates were required by provisions of the Hong Kong listing rules to abstain from voting. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. The Electoral Reform Services were appointed as the scrutineer for vote-taking at the AGM.

Document regarding Resolutions passed at the AGM on 16 May 2013

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 16 May 2013 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Angela Zeng, Group Secretariat 020 7548 3943

Company official responsible for making notification

Alan F. Porter, Group Company Secretary